Exhibit 99.1

Ioneer’s Rhyolite Ridge Project Advances into
Final Stage of Permitting

Highlights:

•	BLM announces decision to publish Notice of Intent for Rhyolite Ridge Lithium-Boron Project in Nevada

•	Major milestone toward completion of the NEPA process and approval of the Project’s Plan of Operations

•
The Rhyolite Ridge Project is on track to provide environmentally sustainable lithium and boron to support the development of domestic supply chains essential to the electrification of transportation and energy transition in the U.S.

Monday, 19 December 2022 – Ioneer Ltd (“Ioneer” or “the Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, announces that its Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge Project” or “the Project”) in Esmerelda County, Nevada has advanced into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register. This marks a major milestone toward the completion of the National Environmental Policy Act (NEPA) process and approval of the Project’s Plan of Operations (“Plan”).

The Plan is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. Ioneer commenced work on the Plan almost four years ago. The latest revised Plan was submitted to the BLM in July 2022. Under the revised Plan, there are no Project-related direct impacts to any of the subpopulations of Tiehm’s buckwheat.

Ioneer’s Executive Chairman James Calaway said:

“We understand the Rhyolite Ridge Project is the first lithium project to be issued a Notice of Intent under the Biden administration, and we see this as a significant step toward ensuring a strong domestic supply of critical minerals and strategic materials necessary for development of a domestic battery supply chain essential to the electrification of transportation in the U.S.”

BLM determined that the Plan was complete on August 17, 2022. However, BLM cannot approve the Plan until an environmental review is completed under NEPA. With work on the Plan completed and the NOI issued, the Project moves into the public review and comment phase of the NEPA process.

Publication of the NOI marks the beginning of that process, starting a public comment period on the scope of the environmental review. The Environmental Impact Statement (EIS) contractor Stantec1, the BLM, and other cooperating government agencies will use comments received during scoping and resource information gathered by Ioneer to prepare the EIS. The Plan will be updated to reflect the outcomes of the NEPA review before it is finalised.

1 Stantec is a top-tier global design and delivery firm with 22,000 employees across 6 continents. Amongst other services, Stantec provides environmental services to the mining industry and has four offices in Nevada. Stantec trades on the TSX and the NYSE under the symbol STN. For more information visit www.stantec.com

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Ioneer Ltd. (ASX: INR, Nasdaq: IONR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

The NEPA process culminates in the BLM’s Record of Decision (ROD), which represents the Department of Interior’s final decision on Ioneer’s application for an approved Plan of Operations. An approved Plan will allow the Company to commence construction of the Rhyolite Ridge Project. The Company’s current best estimate is that a ROD would be received in 1Q 2024.

To optimize the revised Plan and allow for mining to commence at the southern limits of the deposit, Ioneer will undertake further drilling activity at the southern extension of the ore body as soon as a positive ROD is received. The Company intends to complete the drilling, optimize the mine plan and update capital and operating cost estimates before making a Final Investment Decision (FID). This work is underway, with the exception of the drilling program. The 24-month construction estimate remains unchanged, with first production expected in 2026.

Ioneer Managing Director Bernard Rowe said:

“The NOI marks an important milestone toward the realisation of the Rhyolite Ridge Lithium-Boron Project and reflects the hard work and dedication of the Ioneer and Stantec teams working closely with the BLM and cooperating agencies.

“Our Project is uniquely positioned in the U.S., and has been engineered to ensure a stable, long-term, environmentally sustainable source of lithium. The Project is expected to produce sufficient lithium to allow for the manufacture of approximately 400,000 electric vehicles per year over many decades. In delivering this world-class project, Ioneer will help the U.S. create a domestic supply of lithium for auto manufacturers, quadrupling the current domestic supply, critical to meeting the climate goals established by the Biden administration, while also positively impacting the Nevada economy by creating 400-500 construction jobs and 250-300 operating jobs to help diversify the Nevada economy.”

Last year, Ioneer secured the two other key permits required to commence construction on Rhyolite Ridge: a state-based Air Quality Permit (received June 24, 2021) and a state-based Water Pollution permit (received July 19, 2021).

Best Current Estimate for Timing of Key Milestones[2]
Key Milestones	Targeted Timing
Publication of Notice of Intent for Mine Plan of Operation	December 20, 2022
Conclusion of Stage 3 of DOE Loan Application Process (Due Diligence Stage and Term Sheet Negotiation)[3]	1Q 2023
Anticipated ROD	1Q 2024
Construction Period	24 months
First Production	2026

This ASX release has been authorised by Ioneer Managing Director Bernard Rowe.

--ENDS--

2 See disclosure on forward-looking statements included in this ASX release.
3 See DOE-LPO Program Handout Critical Materials June 2021

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Ioneer Ltd. (ASX: INR, Nasdaq: IONR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

CONTACTS

Chad Yeftich Ioneer USA	Jason Mack Ioneer Australia

Investor & Media Relations	Investor & Media Relations

T: +1 775 993 8563	T: +61 410 611 709

E: ir@ioneer.com	E: ir@ioneer.com

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, U.S. the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.  In September 2021, Ioneer entered a subscription agreement with Sibanye-Stillwater Ltd to advance the Rhyolite Ridge project on a 50/50 basis, which remains to close. The Company has signed lithium offtake agreements with Ford Motor Company, PPES (joint venture between Toyota Motor Corporation and Panasonic Corporation) and EcoPro Innovation. Ioneer will be the operator of the Project, which is expected to come onstream in 2026.

Forward-looking statements

Various statements in this ASX release constitute statements relating to intentions, future acts and events which are generally classified as “forward-looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.

Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.

Ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of Ioneer only as of the date of this ASX release.

The forward-looking statements made in this ASX release relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, Ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.  Past performance cannot be relied on as a guide to future performance.

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Ioneer Ltd. (ASX: INR, Nasdaq: IONR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606